SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                Amendment No. 5*

                             SYPRIS SOLUTIONS, INC.
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)


                                   871655 106
                                 (CUSIP Number)

                                 Jeffrey T. Gill
                          101 Bullitt Lane, Suite 450
                           Louisville, Kentucky 40222
                                 (502) 329-2000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                               Voluntary Amendment
             (Date of Event Which Requires Filing of This Statement)




         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),(f) or (g), check the following box. /__/


         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                     CUSIP NO. - 871655 10 6

(1)      Names of Reporting Persons. . . . . . R. Scott Gill

         S.S. or I.R.S. Nos. of
         Above Persons (entities only) . . . .

(2)      Check the Appropriate Box
         if a Member of a Group
         (See Instructions). . . . . . . . . . (a)
                                               (b)

(3)      SEC Use Only. . . . . . . . . . . . .

(4)      Source of Funds (See Instructions). .  00

(5)      Check if Disclosure
         of Legal Proceedings is
         Required pursuant to
         Items 2(d) or 2(e). . . . . . . . . .

(6)      Citizenship or Place
         of Organization. . . . . . . . . . . . U.S.

Number of Shares Beneficially
Owned by Each Reporting Person
With:

         (7)      Sole Voting Power. . . . . . . . 2,404,705(1)
         (8)      Shared Voting Power. . . . . . . 3,274,666(1)
         (9)      Sole Dispositive Power . . . . . 2,404,705(1)
         (10)     Shared Dispositive Power . . . . 3,274,666(1)

(11)     Aggregate Amount Beneficially
         Owned by Each Reporting Person . . . .5,679,371(1)

(12)     Check if the Aggregate Amount
         in Row (11) Excludes Certain
         Shares (See Instructions). . . . . . .

(13)     Percent of Class Represented
         by Amount in Row (11)  . . . . . . . .  32.6%
(14)     Type of Reporting Person  . . . . . . .  IN


         (1)    See response to Item 5.

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          THIS  AMENDMENT  NO. 5 to the  Schedule  13D dated  April 9, 1998 (the
"Schedule 13D"), as amended by Amendment No. 1 to the Schedule 13D dated January 15, 1999 (the "Amendment No. 1"), as amended by Amendment No. 2 to the Schedule 13D dated June 11, 1999 (the "Amendment No. 2"), as amended by Amendment No. 3 to the Schedule 13D dated April 3, 2002 (the "Amendment No. 3"), and amended by Amendment No. 4 to the Schedule 13D dated April 24, 2002, which were filed with the Securities and Exchange Commission by the Reporting Person and relate to the shares of common stock $.01 par value, of Sypris Solutions, Inc., a Delaware corporation (the "Issuer"), is being filed on a voluntary basis to amend Item 5 of the Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and the Schedule 13D to reflect updated holdings for the Reporting Person resulting from a public offering of 3,000,000 shares of the Issuer's common stock which increased the outstanding securities of the Issuer effective March 17, 2004, to update in Item 1 the address of the Issuer, and to update Item 2(b) and 2(c). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meanings as set forth in the Schedule 13D, as heretofore amended.

         Item 1.           Security and Issuer.

     The class of equity securities to which this statement relates is the common stock, $.01 par value of the Issuer.

     The Issuer's principal executive office is located at 101 Bullitt Lane, Suite 450, Louisville, Kentucky 40222.

         Item 2.           Identity and Background.

                  (b) The business address of R. Scott Gill is 1209 North Astor Street, Chicago, Illinois 60610.

                  (c) R. Scott Gill's principal occupation: Managing Broker, Coldwell Banker Residential Brokerage, 875 N. Michigan Avenue, Suite 3500, Chicago, Illinois 60611.

         Item 5.           Interest in Securities of the Issuer.

                  (a)      Aggregate Amount
                           Beneficially Owned by
                           Each Reporting Person       5,679,371(32.6%)(1)(2)

                  (b)      Sole Voting Power           2,404,705(1)
                           Shared Voting Power         3,274,666(2)
                           Sole Dispositive Power      2,404,705(1)
                           Shared Dispositive Power    3,274,666(2)

(1) Includes 52,000 shares of the common stock of the Issuer issuable upon exercise of independent directors' stock options held by the Reporting Person.

(2) Includes 3,274,666 shares of the common stock of the Issuer owned by GFP I, LP, a Delaware limited partnership, of which the Reporting
         Person is a limited partner holding a 3.54% ownership interest. Further, Gill Family Capital Management, Inc., a Kentucky corporation (the "General Partner"), is the general partner of GFP I, LP, with a 0.96% ownership interest in GFP I, LP. The Reporting Person is the President and Secretary of the General Partner, is one of two directors of the General Partner, and is a 50% shareholder of the General Partner. On the basis of the Reporting Person's positions with the General Partner, and pursuant to certain provisions of the limited partnership agreement of GFP I, LP (the "Partnership Agreement"), the Reporting Person may be deemed to share voting and dispositive power over the shares held of record by GFP I, LP with Robert E. Gill and Virginia G. Gill, each of whom is a limited partner of GFP I, LP holding a 43.50% ownership interest and a 44.39% ownership interest, respectively, and with Jeffrey T. Gill, a director, executive officer and 50% shareholder of the General Partner. Jeffrey T. Gill, his wife, and trusts for the benefit of Mr. Gill's minor children, of which Mr. Gill is a trustee, are limited partners of GFP I, LP. The filing of this statement shall not be construed as an admission that the Reporting Person is the beneficial owner of the shares held of record by GFP I, LP.


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


         As described in Note 2, above, the Reporting Person may be deemed to share the power to vote or direct the disposition of such shares with the following persons whose business or residence addresses and principal occupations are as follows: (a) Robert E. Gill, 253 Canton Avenue East, Winter Park, Florida 32789, Chairman of the Board of Sypris Solutions, Inc., 101 Bullitt Lane, Suite 450, Louisville, Kentucky 40222, a diversified provider of technology-based outsourced services and specialty products; (b) Virginia G. Gill, 253 Canton Avenue East, Winter Park, Florida 32789, homemaker; and (c) Jeffrey T. Gill, 101 Bullitt Lane, Suite 450, Louisville, Kentucky 40222, President and Chief Executive Officer of the Issuer. All of such persons are citizens of the United States, and none of such persons have been convicted in or is a party to a proceeding described in Items 2(d) or 2(e).

                  (c) R. Scott Gill has not effected transactions in the Issuer's common stock during the past sixty days.

                  (d)      Not applicable.

                  (e)      Not applicable.

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


                           SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          /s/ R. Scott Gill
                                          -----------------
                                          R. Scott Gill

                                          Date: March 26, 2004







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